Mail Stop 6010

August 15, 2006

Richard J. Harris
Chief Financial Officer
Castlewood Holdings Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX
Bermuda

Re: Castlewood Holdings Limited
Form S-4 Registration Statement
File No. 333-135699

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter to Shareholders

1.   Please refer to the third paragraph of the letter. In the second sentence you state that the Enstar board postponed the annual meeting scheduled for June 2, 2006 because the members determined that the proxy statement "required amendment to describe certain terms and implications of the contemplated merger transaction." We note that the proxy

statement related only to the election of directors and the ratification of your auditing firm. It did not involve the merger transaction. Please revise the letter to correctly describe the proposals contained in the previous proxy statement.

Comments applicable to the entire document

2.   It is unclear whether you intend to use this prospectus for the reoffering to the public of securities by persons receiving stock in the merger. Please refer to General Rule A. 1 to the Form S-4 and advise. If so, please provide the information specified in Item 7 of the Form S-4.

Questions and Answers about the Merger and the Annual Meeting – page Q-1

3.   If you retain this section, the Q and A's should be limited to procedural matters and should not include any matters related to the substance of the transaction. In addition, it should not include information that is presented elsewhere in the forefront of the document. Currently, most of the Q and A's involve substantive matters and/or repeat information also provided on the cover page, in the notices of the meetings and in the Summary. We think that in most cases, the repetitive information is more appropriately disclosed in the Summary. Please revise the entire section accordingly.

Summary – page 1

4.   Please delete the glossary you have included at the forefront of the Summary. Instead, please explain what these terms mean at the first place they are used in your document. We think that in most cases the meanings of these terms are obvious when used in context, and very little explanation will be required for their meanings to be clear.

5.   In the next to last paragraph on page 2, please explain what the term "equity affiliates" means. Also, provide a more robust description of what Enstar's business currently consists of. It does not appear that Enstar has any operations outside of its investments in Castlewood and B.H. Acquisition, so we don't understand why you haven't simply said that your business consists of your investments in these entities. If you have other investments, you should say so and briefly describe them. You also need to clearly indicate that Castlewood and Enstar are related parties, describe the extent of their common ownership and the nature and extent of their current business activities. Disclose whether the business and assets of New Enstar will be the same as those of Enstar. If not, explain how they will differ.

6.   Clearly indicate that Castlewood and Enstar are related parties and that the negotiations were not arms length. Also disclose that Enstar's board did not form an independent committee or retain a financial advisor to evaluate the fairness or adequacy of the merger terms or consideration.

7.   Please disclose in the summary and at other relevant places in the registration statement what percentage of New Enstar's outstanding shares will be owned by management and their affiliates subsequent to the merger.

8.   Please disclose how many shareholders Enstar has prior to the merger, and how many Castlewood has.

9.   We note that this transaction will reduce the current non-affiliated public shareholders' interest in Enstar from 68% to 32%. Please consider whether this is information that should be included in the summary and whether this diminution of ownership interests should also be addressed in a risk factor. If you do not believe that this information should be included in the summary and a risk factor, provide additional disclosure explaining how the board justifies this reduction in ownership interest. The revised disclosure should describe the assets or financial resources the public shareholders will obtain in return for this diminution of their interests.

10.   We note that a large proportion of the business done by Castlewood currently involves transactions with companies and partnerships managed or controlled by Mr. Flowers, who will be a member of the board of directors of New Enstar after the merger. Please disclose the steps that will be taken by New Enstar to address the conflict of interest issues involved in these transactions, as well as the others disclosed beginning on page 150 of the prospectus. We may have further comment after reviewing your response.

Interests of Certain Persons in the Merger – page 11

11.   It is unclear whether any members of the Castlewood and Enstar managements have provisions in their employment agreements that could be triggered as a result of the merger transactions. Please advise or revise as appropriate.

Per Share Market Price Information – page 17

12.   Please refer to the last paragraph on page 17. It is inappropriate to state that New Enstar's ordinary shares are "anticipated to be approved for listing" on Nasdaq. We will not object if you state, instead, that you have applied to have New Enstar's shares listed for trading on Nasdaq.

Risk Factors – page 19

13.   A number of your risk factors, in both the registration statement and the Enstar Form 10-K incorporated by reference, are too vague and generic to be meaningful to an investor. Please revise the entire risk factor section of each document to ensure that each risk factor includes an adequate factual context for evaluating the risk. The facts you include should address the specific impacts the risks would have on your business and your operations, as opposed to companies in general. You should also quantify the information to the extent practicable. The following are some examples, but not an exhaustive list, of risk factors that need revision:

- "Our inability to successfully manage our portfolio of insurance and reinsurance companies in run-off may adversely impact our ability to grow our business and may result in losses." – page 21

- "Our insurance and reinsurance subsidiaries' reinsurers may not satisfy their obligations to our insurance and reinsurance subsidiaries." – page 22

- "The effects of emerging claim and coverage issues on our business are uncertain." – page 23

- "Insurance laws and regulations restrict our ability to operate, and any failure to comply with these laws and regulations may have a material adverse effect on our business." – page 23

- "Conflicts of interest might prevent us from pursuing desirable investment and business opportunities." – page 25

14.   Please include appropriate risk factor disclosure regarding the conflicts of interest inherent in the business currently conducted by Castlewood, and describe any steps that will be taken by New Enstar to ensure that future transactions entered into by New Enstar are at least as favorable as could be obtained from unaffiliated parties.

15.   We note that Mr. Oros will be both New Enstar's Executive Chairman and a member of its board, as well as the managing director of J.C. Flowers & Co. LLC which will manage the Flowers Fund. Please include appropriate risk factor disclosure regarding the amount of Mr. Oros's time that will be spent on company business and the conflicts of interest inherent in his dual roles.

16.   Please provide appropriate risk factor disclosure regarding the risks inherent in Mr. Flowers' current ownership interests in Enstar, Castlewood and its affiliates and New Enstar. We note that most of the transactions that Castlewood has entered into involve entities that Mr. Flowers managed or controlled. The risk factor should address the specific adverse effects the shareholders are at risk of suffering as a result of Mr. Flower's common ownership of these entities, the role Mr. Flowers will play in New Enstar, and whether New Enstar will continue to engage in transactions with other entities owned or controlled by Mr. Flowers.

<u>If we are unable to implement our business strategies, our business and financial condition may be adversely affected. – page 21</u>

17.   You say that you may be unable to implement your strategies fully or realize the anticipated results of your strategies as a result of "significant business, economic and competitive uncertainties and contingencies." Please expand the risk factor to briefly identify the anticipated results and the uncertainties and contingencies you refer to.

<u>If our insurance and reinsurance subsidiaries' loss reserves are inadequate to cover their actual losses, our insurance and reinsurance subsidiaries' net income and capital and surplus would be reduced. – page 21</u>

18.   Please quantify your experience to date in regard to maintaining adequate reserves to cover your liabilities to date in the runoff businesses.

19.   In the last paragraph of this risk factor you refer to the difficulty in estimating your subsidiaries' reserves for potential asbestos and environmental liabilities. Please provide more detail regarding your obligations for these liabilities. For example, disclose what proportion of your business involves such claims, what your experience has been to date, and other information that will enable an investor to understand the full extent of this risk. In this regard, we have noted the disclosure on page 77 indicating that Castlewood's loss reserves are "largely related" to asbestos and environmental exposures. The disclosure should be quantified to the extent practicable.

<u>Future acquisitions may expose us to operational risks. – page 24</u>

20.   Please revise the subheading to identify a specific risk and its potential adverse consequences.

<u>Certain exit and finality strategies may not continue to be available. – page 24</u>

21.   Currently, neither the subheading nor body of this risk factor clearly identify a specific risk or its consequences. You need to explain what a "solvent scheme of arrangement" is and how you use such a scheme in your business. Also explain what arrangements have not received the required creditor or court approvals and what the adverse consequence(s) of this have been. Also, explain what your alternatives are when such a failure to approve occurs. Finally, quantify the disclosure to the extent practicable. We may have additional comments.

<u>The market value of our ordinary shares may decline if large numbers of shares are sold following the merger. – page 26</u>

22.   You say that Enstar's common stock has been thinly traded in the past. Please quantify the disclosure, and explain why, to the extent you know, that this has been the case, and whether there is any reason to believe that the situation will be the same or different in the future.

<u>Our stock price may experience volatility, thereby causing a potential loss of value to our investors. – page 26</u>

23.   Please quantify Enstar's experience with stock price volatility in the past and discuss whether the merger will affect the factors that have affected your stock price in the past.

<u>Holders of our ordinary shares may face difficulties in protecting their interests because we are incorporated under Bermuda law. – page 28</u>

24.   At the present time this risk factor does not describe a specific risk or its potential adverse consequences. Please revise both the body and subheading to specifically identify the substance of the Bermuda laws you are referring to, and what their potential adverse consequences are for U.S. investors. For example, you need to clearly indicate, if true, that Bermuda law will not allow your shareholders to sue you in Bermuda courts and discuss the ramifications for U.S. investors that might seek redress for various matters related to their ownership of your stock.

<u>Our board of directors may decline to register a transfer of our ordinary shares under certain circumstances. – page 29</u>

25.   Please expand the risk factor to more specifically identify the consequences that might result from these actions, and the circumstances in which the board might refuse to

register the transfers. Please also clearly disclose how your restrictions differ from those that are known to be enforceable under Bermuda law. We may have further comment after reviewing your response.

We cannot predict our future tax liabilities. – page 29

26.   Please revise the subheading to identify a specific risk and its potential adverse consequences.

27.   You have not provided an adequate factual context for this risk, or even clearly delineated what the risk is. Please identify the substance of the specific requirements you are referring to and explain how you could be adversely affected. Your disclosure currently does not disclose the material terms of the tax treaty you refer to or quantify the impact of the treaty. Please revise the disclosure accordingly.

U.S. persons who own our ordinary shares might become subject to adverse U.S. tax consequences as a result of "related party insurance income…" – page 30

U.S. persons who own our ordinary shares would be subject to adverse tax consequences if we or one or more of our non-U.S. subsidiaries were considered a "passive foreign investment company…" – page 30

28.   Please provide a more adequate factual context for evaluating these risks. Your current disclosure does not include a factual context, and the disclosure itself is too vague and generic to be meaningful.

The Proposed Merger – page 41

29.   Please disclose and discuss the business purpose for the merger transaction.

30.   Please discuss the steps that Enstar took to protect the interests of the unaffiliated shareholders when this transaction was negotiated. It does not appear that there was an independent committee established to determine the fairness of the merger consideration to non-affiliated shareholders. Your revised disclosure should explain why management did not believe that such an independent committee was warranted, particularly in light of the existing relationships between the companies and members of management, and why the boards of both companies believe that merger and its consideration are fair to the unaffiliated shareholders.

31.   Please expand the discussion to explain how the merger consideration was determined and what it is based on. Currently, no explanation is given as to how these terms were reached, or on what basis the Enstar board has determined that the consideration is fair and in the best interests of Enstar and its shareholders as stated in the last paragraph on page 43.

32.   You state that the Enstar directors voted unanimously to approve the transaction. Please clarify whether all of the directors were present and voted.

Enstar's Reasons for the Merger – page 43

33.   Please expand the disclosure in this section to explain how each identified factor contributed to the board's conclusion that the transaction was "advisable and fair to and in the best interests of Enstar and its shareholders." We note, among other things, that the last bullet in your list of factors considered is "the other risks described in "Risk Factors" beginning on page 19." You need to provide a reasonably detailed explanation of how each of the bulleted factors, including each of the risk factors you cited in the risk factor section of the document, contributed to the conclusion that the transaction was advisable and fair to and in the best interests of Enstar and its shareholders."

34.   You indicate that some of Enstar's directors and executive officers have interests in the proposed transactions that are different from, or in addition to, those of the unaffiliated shareholders. Please revise the disclosure to identify the specific interests of each director and officer.   Expand the discussion to disclose the specific consideration the board gave to these interests in reaching its conclusions to approve the transactions. If the board did not consider these interests in reaching its conclusion, say so and explain why not. Also, it appears that persons who had these interests both negotiated the terms of the proposals and voted in favor of the proposals. Disclose whether the interested individuals voted on the matters they were interested in. If so, please include disclosure explaining why these persons determined that it was not necessary or appropriate for them to abstain from voting on the terms of the merger proposal. In this regard, we note that disclosure in the last paragraph of page 43 indicates that the Enstar board "considered" the interests but does not explain what that consideration consisted of.

35.   We note that as part of the recapitalization agreement, Enstar made a payment of $5,076,000 to Castlewood, who in turn, paid this sum to "certain" of its executive officers and employees. Please identify the individuals who received these payments and discuss the consideration given to these payments in your negotiation of the terms of the merger. The revised disclosure should explain what benefit or value was received by Enstar, if any, in exchange, and what the board's reasons for approving this transaction

were. Please provide similar disclosure regarding Enstar's investment of $25 million in the J.C. Flowers II LP in June of 2006.

36. Please consider including an additional risk factor discussing this transfer of cash from the public shareholders to the insiders of Castlewood. The risk factor should explain what benefit or value the public Enstar shareholders received as a result of the payment.

Material U.S. Federal Income Tax Consequences of the Merger – page 46

37. Please revise the disclosure in the third paragraph to indicate, if true, that you have disclosed all material federal tax consequences of the merger.

38. We note that your tax opinion has not yet been filed. Please file it as soon as possible to allow sufficient time for the staff to review it prior to submission of any request for acceleration of effectiveness of the registration statement. We may have comments on the disclosure in this section once we review the opinion.

39. Currently, the disclosure in this section is based on the assumption that the merger will be treated as a reorganization. It is inappropriate to assume the outcome that counsel is opining on. Please revise the disclosure to summarize the basis for counsel's opinion that the merger will be treated as a reorganization. Also, identify counsel and clearly state counsel's conclusion as to the issue they have opined upon (i.e. the tax treatment of the merger.)

40. Please make similar revisions to the discussion beginning on page 186 of this document.

Information about Castlewood, Page 71

Company Overview - page 71

41. In the last paragraph of this section on page 72, you specifically discuss the exit strategies of commutations or buy-backs. Please include a more detailed discussion of this process and how it works.

Reserves for Unpaid Losses and Loss Adjustment Expense - page 76

42. Please explain to us your reasons for subtracting the "Reserve for loss adjustment expense" in the tabular presentations on page 78.

43.   Please explain to us how come you apparently received more than you paid with respect to the 2005 period for the line item "Paids Related to Prior Years" for the B.H. Acquisition operations table at the top of page 81. Also discuss for us the appropriateness of presenting these amounts for just the portion related to Castlewood instead of all the operations of B.H. Acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations - page 98

Business Overview - page 99

44.   In the risk factor "Certain exit and finality strategies may not continue to be available," you discuss the fact that certain solvent schemes that you historically pursued in Europe appear to be less available. Please discuss the implications of this on your business. Include whether certain acquisitions were purchased with the pursuit of this exit strategy in mind, and how that may affect the profitability of those books of business.

Critical Accounting Policies - page 103

Loss and Loss Adjustment Expenses - page 103

45.   We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

  a. Please disclose the amount of the gross reserves for loss and loss adjustment expense for each year presented. Include the amount of IBNR separately for each material line of business.

b. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

1. Identifies the unique development characteristics of each material short-tail and long-tail line of business.

2. Explain which methodology you used to record your reserves. Include why you selected this methodology over any of the other methodologies and whether the same methodology was used for all periods. Disclose the range of outcomes produced using these various methodologies.

3. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

c. If management has added an incremental provision to the reserve for loss and loss adjustment expense determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.

d. It appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your change in estimate for your reserves:

1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

3. With respect to the impact that the commutations and policy buy-backs include the amount of the changes attributable to these practices as well as a discussion of the reserves associated with these policies and the amounts agreed to at the time of the settlement.

e. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

   1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

   2. Explicitly identify and discuss key assumptions as of [latest balance sheet date] that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

f. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. Please note that a simple calculation of a percentage change in the reserves is not sufficient to this end.

46. For your asbestos and environmental exposure, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

   - the number of claims pending at each balance sheet date;

   - the number of claims reported for each period presented;

   - the number of claims dismissed, settled, or otherwise resolved for each period;

   - the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

   - the total settlement amount for each period;

   - the cost of administering the claims;

- emerging trends that may result in future reserve adjustments; and

- if management is unable to estimate the possible loss or range of loss, a statement to that effect.

Liquidity and Capital Resources - page 121

47.   Based on the nature of your business described throughout the document, given your lack of revenues and other operating cash inflows, it appears that the only available options to generate cash from external sources are through financing activities. Please revise your discussion to more clearly discuss this limitation. Also include a discussion of whether or not management expects to generate cash flows from operations, or if it expects to primarily use cash in its operations.

48.   Also please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations as well as the potential impact that the classification of these assets as held-to-maturity may have on these decisions.

Aggregate Contractual Obligations - page 123

49.   Please revise the table of contractual obligations to present the reserves for losses and loss adjustment expenses gross and not net of the effect of expected reinsurance recoveries. In addition include the financing commitments related to certain investments that you have entered into.

Quantitative and Qualitative Information about Market Risk - page 124

50.   Please revise this discussion to include the impact of foreign currency risk on your financial statements.

Unaudited Pro Forma Condensed Combined Financial Information - page 133

1. Adjustments to the Pro Forma Condensed Combined Balance Sheet - page 137

Note u - page 141

51.   Please explain to us how you arrived at the decision to include this as a charge directly to additional paid-in capital. Please provide any references to the specific paragraphs within the applicable authoritative literature upon which you relied in making this determination.

Certain Relationships and Related Transactions – page 150

52.   Please expand the appropriate paragraphs to disclose how and how much the management of Flowers Fund and JCF CFN is compensated.

53.   Expand the third paragraph to disclose what each of Castlewood and Shinsei paid for their investment in Aioi Insurance Company of Europe Ltd. and what percentage of Aioi each received.

54.   Please expand the disclosure in the fourth paragraph on page 150 to disclose the total amount paid to Ms. Ashley Holmes to date for her consulting services and whether she will continue to provide these services to New Enstar.

55.   Please refer to the disclosure in the fifth paragraph of page 150 and the last paragraph of page 151. Compare what both Castlewood and Enstar paid for their limited partnership interest in NIB Partners and received in return as a partnership interest with what Mr. Flowers and each member of management paid and received. Explain the type of partnership interest and percentage interests each received and disclose how the partnership agreement divides expenses and income between limited and general partners. Explain how and how much the general partners are compensated for providing management services to the partnership. Provide the same information for Cassandra LLC and LP and the Affirmative Investment LP.

Financial Statements – December 31, 2005

Consolidated Statements of Earnings, page F-4

56.   Your current presentation implies that the "Net reduction in loss and loss adjustment expense liabilities" represents revenue. In fact on page 108 of the document you actually

reference these items as revenues. Please revise your presentation to include this line item outside of the "Income" or "Revenues" section.

57.   Please revise this presentation to remove the line item "Foreign Exchange (Loss)/Gain" from the "Income" or "Revenues" section.

Consolidated Statements of Cash Flows, page F-7

58.   Please explain to us in greater detail what the "Acquisition of shares and contribution to surplus of subsidiary by minority interest" that occurred in 2003 represents. Include the accounting treatment applied to this contribution.

Notes to the Consolidated Financial Statements, page F-8

2. Significant Accounting Policies, page F-8

Losses and loss adjustment expenses, page F-9

59.   Please explain to us how your policy to amortize the provisions that you established for the loss adjustment expenses related to future run-off costs complies with GAAP.

3. Acquisitions, page F-11

2004, page F-11

60.   Please explain to us and disclose why you were able to purchase the Mercantile net assets at such a significant discount. Include whether this has any implications to the risks assumed by the company with respect to this acquisition.

5. Investments, page F-12

Trading, page F-14

61.   Please explain to us the nature of these trading securities including your intentions and form of acquisition. Include why management changed its investment strategy and how this may potentially affect your operations.

10. Share Capital, page F-18

62.   Please describe in greater detail the redemption characteristics of the "Class E ordinary non-voting redeemable shares." Include the circumstances under which they become redeemable and at whose option the redemption is. Include your consideration of whether these shares should be classified outside of equity as a result of this redemption feature.

11. Additional Paid-In Capital, page F-18

63.   Please describe to us and disclose in greater detail the facts and circumstances that resulted in the $14 million contribution recorded her in 2003.

13. Employee Benefits, page F-19

64.   Please explain to us how you determined the fair values to assign to the shares issued under these programs.

14. Earnings Per Share, page F-19

65.   Please explain to us why you apparently have not included the "Class E ordinary non-voting redeemable shares" in these earnings per share calculations.

18. Taxation, page F-21

66.   Please provide to us and disclose a more detailed discussion of the UK operations that resulted in the "Benefit of loss carry-forward" and the corresponding "Valuation allowance." Include a better discussion of why it is more likely than not that these carry-forwards will not be utilized.

19. Statutory Requirements, page F-21

67.   Please revise your disclosure to include a discussion of the nature of any statutory limitations related to dividends. Also explain to us why you did not include any disclosures related to the statutory income in this discussion.

Financial Statements – March 31, 2006

3. Acquisition, page F-34

68.   Please explain to us the accounting treatment applied to the $22.9 million contribution to Hillcot and the $21.0 million advance from the minority interest partner related to this acquisition.

6. Subsequent Events, page F-36

69.   In the second full paragraph on page F-37, you discuss the repurchase of some shares by Aioi. Please explain to us what happened with respect to this acquisition given that it was only acquired in late March 2006. Include the number of shares acquired in March as well as the number of shares sold in May.

Item 21. Exhibits and Financial Statement Schedules, page II-1

70.   Please include a letter from your accountants regarding unaudited interim financial information that complies with the requirements of Item 601(b)(15) of Regulation S-K. Please also file consents from your accountants for the review reports.

Form 10-K for the year ended December 31, 2005 – The Enstar Group, Inc.

Item 8. Financial Statements and Supplementary Data, page 27

Report of Independent Registered Public Accounting Firm, page 30

71.   The opinion for the period ended December 31, 2003 relies on the report of other auditors in relation to the Green Tree financial statement; please include the report of the other auditors and their consent to include it.

Consolidated Statements of Cash Flows, page 35

72.   Please explain to us how you accounted for the "Minority interest's capital contribution in JCF CFN, net."

73.   Please explain to us why you included "Dividends and distributions received from partially owned equity affiliates" within cash flows from operations. We note that in the

Castlewood financial statements apparently similar transaction are included in investing activities.

*　　*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Vanessa Robertson at 202-551-3649 or James Atkinson at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Robert E. Quaintance, Jr., Esq.
       Debevoise & Plimpton LLP
       919 Third Avenue
       New York, New York 10022